# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nasdaq, Inc., CIK 0001120193
CUSIP: 631103108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 151 W. 42nd Street, New York, New York (NY), 10036
Date of event which requires filing of this statement: 05/07/2025
Filed by CIK 0001993263
Persons authorized to receive notices and communications: Gerald T. Nowak, 110 N. Wacker Drive, 32nd Floor, Chicago, Illinois (IL), 60606, (312) 254-3300

## Reporting persons
- Argus Seller, LP (CIK 0001993263): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: subject company funds (SC); sole voting power 0; shared voting power 25,474,207; sole dispositive power 0; shared dispositive power 25,474,207; aggregate amount beneficially owned 25,474,207 (4.44% of the class)
- Thoma Bravo UGP, LLC (CIK 0001813487): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 25,474,207; sole dispositive power 0; shared dispositive power 25,474,207; aggregate amount beneficially owned 25,474,207 (4.44% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Nasdaq, Inc.
Address of issuer's principal executive offices: 151 W. 42nd Street, New York, New York (NY), 10036
Comment:
Explanatory Note

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 3, 2023, as amended by Amendment No. 1 filed on July 30, 2024 (the "Existing 13D"), is hereby amended in this Amendment No. 2 as set forth below (the "Amendment" or "Statement"). Except as set forth herein, the Existing 13D is unmodified and remains in full force and effect. Capitalized terms not defined herein have the meanings ascribed to them in the Existing 13D.

The Amendment is being filed to report changes in the beneficial ownership of the Reporting Persons with respect to the voting common stock, par value $0.01 per share (the "Common Stock"), of Nasdaq, Inc., a Delaware corporation (the "Issuer"), and reflects a reduction in reported beneficial ownership due to a sale of Common Stock made by the Reporting Persons in an open market transaction.

Item 1 of the Existing 13D is hereby amended and restated in its entirety to state the following:

The class of equity security to which this Statement relates is the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 151 W. 42nd Street, New York, New York 10036. Percentages in this Statement are calculated assuming 574,121,620 shares of Common Stock outstanding as of April 22, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on April 28, 2025.

As of May 7, 2025, as reflected in this Statement, the Reporting Persons beneficially owned that number of shares of Common Stock set forth on the cover pages hereto, which information is hereby incorporated by reference into this Item 1.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) and (b) of the Existing 13D are hereby amended and restated in their entirety:

(a) - (b) The percentages of beneficial ownership in this Statement are based on an aggregate of 574,121,620 shares of Common Stock outstanding as of April 22, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on April 28, 2025.

The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Statement and are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The response to Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: The Reporting Persons did not effect any transactions in the Common Stock during the sixty day period prior to the filing of this Amendment that have not been previously reported, other than the sale on May 7, 2025 of 17,330,000 shares of Common Stock in an open market transaction at a price of $77.90 per share.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Effective on May 7, 2025, Argus Seller and Thoma Bravo UGP ceased to beneficially own more than five percent of the outstanding shares of Common Stock of the Issuer.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: 99.1 Joint Filing Agreement, dated November 3, 2023, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on November 3, 2023).

## Signatures
- Argus Seller, LP: /s/ Holden Spaht, Holden Spaht, Vice President and Assistant Treasurer (05/09/2025)
- Thoma Bravo UGP, LLC: /s/ Holden Spaht, Holden Spaht, Managing Partner (05/09/2025)